FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 25, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Financial Summary For the Year Ended March 31, 2019 (U.S. GAAP)

Date:	April 25, 2019
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Koji Nagai President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2018		2019
	(Millions of yen, except per share data)
		% Change from March 31, 2017		% Change from March 31, 2018
Total revenue	1,972,158	15.0%	1,835,118	(6.9%)
Net revenue	1,496,969	6.7%	1,116,770	(25.4%)
Income (loss) before income taxes	328,158	1.7%	(37,701)	—%
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	219,343	(8.5%)	(100,442)	—%
Comprehensive income (loss)	125,686	(40.1%)	(63,655)	—%
Basic-Net income (loss) attributable to NHI shareholders per share (Yen)	63.13		(29.90)
Diluted-Net income (loss) attributable to NHI shareholders per share (Yen)	61.88		(29.92)
Return on shareholders’ equity	7.9%		(3.7%)
Income before income taxes to total assets	0.8%		(0.1%)
Income before income taxes divided by total revenue	16.6%		(2.1%)
Equity in earnings of affiliates	34,516		32,014

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2018	2019
	(Millions of yen, except per share data)
Total assets	40,343,947	40,969,439
Total equity	2,799,824	2,680,793
Total NHI shareholders’ equity	2,749,320	2,631,061
Total NHI shareholders’ equity as a percentage of total assets	6.8%	6.4%
Total NHI shareholders’ equity per share (Yen)	810.31	794.69

(3) Cash Flows

	For the year ended March 31
	2018	2019
	(Millions of yen)
Net cash used in operating activities	(445,690)	(361,165)
Net cash used in investing activities	(56,172)	(112,503)
Net cash provided by financing activities	373,168	761,191
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	2,354,868	2,687,132

2. Cash Dividends

	For the year ended March 31
	2018	2019
	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	9.00	3.00
At December 31	—	—
At March 31	11.00	3.00
For the year	20.00	6.00
Total annual dividends (Millions of yen)	68,704	20,082
Consolidated payout ratio	31.7%	(20.1%)
Consolidated dividends as a percentage of shareholders’ equity per share	2.5%	0.7%

3. Earnings Forecasts for the year ending March 31, 2020

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

      a)     Changes in accounting policies due to amendments to the accounting standards : Yes

      b)     Changes in accounting policies due to other than a) : Yes

(3) Number of shares issued (common stock)

	At March 31
	2018	2019
Number of shares outstanding (including treasury stock)	3,643,562,601	3,493,562,601
Number of treasury stock	250,625,115	182,761,802

	For the year ended March 31
	2018	2019
Average number of shares outstanding	3,474,593,441	3,359,564,840

*This financial summary is not subject to certified public accountant’s or audit firm’s audits

Table of Contents for the Accompanying Materials

1. Overview of Consolidated Operating Results	P.2

(1) Overview of Consolidated Operating Results	P.2
(2) Overview of Consolidated Financial Position	P.4
(3) Overview of Cash Flows	P.4

2. Considerations in the selection of accounting standards	P.5

3. Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Consolidated Statements of Changes in Equity	P.10
(5) Consolidated Statements of Cash Flows	P.11
(6) Note with respect to the Assumption as a Going Concern	P.12
(7) Changes in Accounting Policies	P.12
(8) Notes to the Consolidated Financial Statements	P.13
(9) Other Financial Information	P.15

4. Other Information	P.17

1.	Overview of Consolidated Operating Results

(1)	Overview of Consolidated Operating Results

Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	1,497.0	1,116.8	(25.4)
Non-interest expenses	1,168.8	1,154.5	(1.2)

Income (loss) before income taxes	328.2	(37.7)	—
Income tax expense	103.9	57.0	(45.1)

Net income (loss)	224.3	(94.7)	—

Less: Net income (loss) attributable to noncontrolling interests	4.9	5.7	15.8

Net income (loss) attributable to NHI shareholders	219.3	(100.4)	—

Return on shareholders’ equity *	7.9%	(3.7%)	—

* Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,116.8 billion yen for the fiscal year ended March 31, 2019, a decrease of 25.4% from the previous year. Non-interest expenses decreased by 1.2% from the previous year to 1,154.5 billion yen. Loss before income taxes was 37.7 billion yen and Net loss attributable to NHI shareholders was 100.4 billion yen for the fiscal year ended March 31, 2019. Non-interest expenses for the fiscal year ended March 31, 2019 included a loss of 81.4 billion yen from the goodwill impairment attributable to Wholesale.

    Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	1,495.1	1,124.0	(24.8)
Non-interest expenses	1,168.8	1,154.5	(1.2)

Income (loss) before income taxes	326.3	(30.5)	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2019 was 1,124.0 billion yen, a decrease of 24.8% from the previous year. Non-interest expenses decreased by 1.2% from the previous year to 1,154.5 billion yen. Loss before income taxes was 30.5 billion yen for the fiscal year ended March 31, 2019. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	412.9	339.5	(17.8)
Non-interest expenses	309.8	290.0	(6.4)

Income (loss) before income taxes	103.1	49.5	(52.0)

Net revenue decreased by 17.8% from the previous year to 339.5 billion yen, primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expenses decreased by 6.4% to 290.0 billion yen. As a result, income before income taxes decreased by 52.0% to 49.5 billion yen.

    Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	127.3	97.8	(23.2)
Non-interest expenses	61.2	63.7	4.1

Income (loss) before income taxes	66.2	34.2	(48.3)

Net revenue decreased by 23.2% from the previous year to 97.8 billion yen. Non-interest expenses increased by 4.1% to 63.7 billion yen. As a result, income before income taxes decreased by 48.3% to 34.2 billion yen. Assets under management were 51.4 trillion yen as of March 31, 2019.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	715.3	555.4	(22.4)
Non-interest expenses	614.7	666.8	8.5

Income (loss) before income taxes	100.6	(111.4)	—

Net revenue decreased by 22.4% from the previous year to 555.4 billion yen. Non-interest expenses increased by 8.5% to 666.8 billion yen due to a loss of 81.0 billion yen from the goodwill impairment attributable to Wholesale. As a result, loss before income taxes was 111.4 billion yen.

    Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018 (A)	March 31, 2019 (B)
Net revenue	239.5	131.3	(45.2)
Non-interest expenses	183.1	134.0	(26.8)

Income (loss) before income taxes	56.4	(2.8)	—

Net revenue was 131.3 billion yen and loss before income taxes was 2.8 billion yen.

(2)	Overview of Consolidated Financial Position

Total assets as of March 31, 2019, were 40,969.4 billion yen, an increase of 625.5 billion yen compared to March 31, 2018, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of March 31, 2019 were 38,288.6 billion yen, an increase of 744.5 billion yen compared to March 31, 2018, mainly due to the increase in Long-term borrowings. Total equity as of March 31, 2019 was 2,680.8 billion yen, a decrease of 119.0 billion yen compared to March 31, 2018. During the year ended March 31, 2019, Nomura cancelled 150,000,000 shares of its own shares.

(3)	Overview of Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2019, increased by 332.3 billion yen compared to March 31, 2018. Cash flows from operating activities for the year ended March 31, 2019 were outflows of 361.2 billion yen due mainly to the increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the year ended March 31, 2019 were outflows of 112.5 billion yen due mainly to Payments for purchases of office buildings, land, equipment and facilities. Cash flows from financing activities for the year ended March 31, 2019 were inflows of 761.2 billion yen due primarily to the increase in long-term borrowings.

2.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2018) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2018) for the year ended March 31, 2018.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2018	March 31, 2019	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,354,639	2,686,659	332,020
Time deposits	315,445	289,753	(25,692)
Deposits with stock exchanges and other segregated cash	288,962	285,457	(3,505)

Total cash and cash deposits	2,959,046	3,261,869	302,823

Loans and receivables:
Loans receivable	2,462,503	2,544,218	81,715
Receivables from customers	442,343	449,706	7,363
Receivables from other than customers	973,867	892,283	(81,584)
Allowance for doubtful accounts	(3,514)	(4,169)	(655)

Total loans and receivables	3,875,199	3,882,038	6,839

Collateralized agreements:
Securities purchased under agreements to resell	9,853,898	13,194,543	3,340,645
Securities borrowed	6,383,845	4,112,416	(2,271,429)

Total collateralized agreements	16,237,743	17,306,959	1,069,216

Trading assets and private equity investments:
Trading assets*	14,962,690	14,355,712	(606,978)
Private equity investments*	17,466	30,077	12,611

Total trading assets and private equity investments	14,980,156	14,385,789	(594,367)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,834 million as of March 31, 2018 and ¥416,052 million as of March 31, 2019)	338,984	349,365	10,381
Non-trading debt securities*	485,891	460,661	(25,230)
Investments in equity securities*	150,760	138,447	(12,313)
Investments in and advances to affiliated companies*	408,034	436,220	28,186
Other	908,134	748,091	(160,043)

Total other assets	2,291,803	2,132,784	(159,019)

Total assets	40,343,947	40,969,439	625,492

*	Including securities pledged as collateral

Millions of yen
March 31, 2018	March 31, 2019	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	743,497	841,758	98,261
Payables and deposits:
Payables to customers	1,176,773	1,229,083	52,310
Payables to other than customers	1,239,540	1,146,336	(93,204)
Deposits received at banks	1,151,342	1,392,619	241,277

Total payables and deposits	3,567,655	3,768,038	200,383

Collateralized financing:
Securities sold under agreements to repurchase	14,759,010	15,036,503	277,493
Securities loaned	1,524,363	1,229,595	(294,768)
Other secured borrowings	413,621	418,305	4,684

Total collateralized financing	16,696,994	16,684,403	(12,591)

Trading liabilities	8,202,936	8,219,811	16,875
Other liabilities	950,534	858,867	(91,667)
Long-term borrowings	7,382,507	7,915,769	533,262

Total liabilities	37,544,123	38,288,646	744,523

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,643,562,601 shares as of March 31, 2018 and
3,493,562,601 shares as of March 31, 2019
Outstanding	-	3,392,937,486 shares as of March 31, 2018 and
3,310,800,799 shares as of March 31, 2019	594,493	594,493	—
Additional paid-in capital	675,280	687,761	12,481
Retained earnings	1,696,890	1,486,825	(210,065)
Accumulated other comprehensive income (loss)	(59,356)	(29,050)	30,306

Total NHI shareholders’ equity before treasury stock	2,907,307	2,740,029	(167,278)
Common stock held in treasury, at cost -
250,625,115 shares as of March 31, 2018 and
182,761,802 shares as of March 31, 2019	(157,987)	(108,968)	49,019

Total NHI shareholders’ equity	2,749,320	2,631,061	(118,259)

Noncontrolling interests	50,504	49,732	(772)

Total equity	2,799,824	2,680,793	(119,031)

Total liabilities and equity	40,343,947	40,969,439	625,492

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018(A)	March 31, 2019(B)
Revenue:
Commissions	373,313	293,069	(21.5)
Fees from investment banking	101,663	101,521	(0.1)
Asset management and portfolio service fees	245,616	245,519	0.0
Net gain on trading	442,885	342,964	(22.6)
Gain (loss) on private equity investments	(869)	1,007	—
Interest and dividends	585,675	776,964	32.7
Gain (loss) on investments in equity securities	2,683	(6,983)	—
Other	221,192	81,057	(63.4)

Total revenue	1,972,158	1,835,118	(6.9)
Interest expense	475,189	718,348	51.2

Net revenue	1,496,969	1,116,770	(25.4)

Non-interest expenses:
Compensation and benefits	530,641	497,065	(6.3)
Commissions and floor brokerage	99,868	82,637	(17.3)
Information processing and communications	184,781	166,865	(9.7)
Occupancy and related depreciation	67,895	64,940	(4.4)
Business development expenses	36,762	36,915	0.4
Other	248,864	306,049	23.0

Total non-interest expenses	1,168,811	1,154,471	(1.2)

Income (loss) before income taxes	328,158	(37,701)	—
Income tax expense	103,866	57,010	(45.1)

Net income (loss)	224,292	(94,711)	—

Less: Net income attributable to noncontrolling interests	4,949	5,731	15.8

Net income (loss) attributable to NHI shareholders	219,343	(100,442)	—

Per share of common stock:

	Yen		% Change
Basic-
Net income (loss) attributable to NHI shareholders per share	63.13	(29.90)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	61.88	(29.92)	—

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2018(A)	March 31, 2019(B)
Net income (loss)	224,292	(94,711)	—
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	(77,067)	36,031	—
Deferred income taxes	14,263	(1,852)	—

Total	(62,804)	34,179	—

Defined benefit pension plans:
Pension liability adjustments	(10,124)	(23,431)	—
Deferred income taxes	3,307	161	(95.1)

Total	(6,817)	(23,270)	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(38,717)	—	—
Deferred income taxes	12,216	—	(100.0)

Total	(26,501)	—	—

Own credit adjustments:
Own credit adjustments	(2,867)	25,135	—
Deferred income taxes	383	(4,988)	—

Total	(2,484)	20,147	—

Total other comprehensive income (loss)	(98,606)	31,056	—

Comprehensive income (loss)	125,686	(63,655)	—
Less: Comprehensive income (loss) attributable to noncontrolling interests	(649)	6,481	—

Comprehensive income (loss) attributable to NHI shareholders	126,335	(70,136)	—

(4) Consolidated Statements of Changes in Equity

	Millions of yen
	For the year ended
	March 31, 2018	March 31, 2019
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	681,329	675,280
Issuance and exercise of common stock options	(5,465)	12,481
Changes in ownership interests in subsidiaries	(584)	—

Balance at end of year	675,280	687,761

Retained earnings
Balance at beginning of year	1,663,234	1,696,890
Cumulative effect of change in accounting principle (1)	—	1,564
Net income (loss) attributable to NHI shareholders	219,343	(100,442)
Cash dividends	(68,703)	(20,080)
Gain (loss) on sales of treasury stock	(5,043)	(1,191)
Cancellation of treasury stock	(111,941)	(89,916)

Balance at end of year	1,696,890	1,486,825

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	47,767	(15,596)
Net change during the year	(63,363)	33,429

Balance at end of year	(15,596)	17,833

Defined benefit pension plans
Balance at beginning of year	(41,020)	(47,837)
Pension liability adjustments	(6,817)	(23,270)

Balance at end of year	(47,837)	(71,107)

Non-trading securities
Balance at beginning of year	20,344	—
Net unrealized gain (loss) on non-trading securities	(20,344)	—

Balance at end of year	—	—

Own credit adjustments
Balance at beginning of year	6,561	4,077
Own credit adjustments	(2,484)	20,147

Balance at end of year	4,077	24,224

Balance at end of year	(59,356)	(29,050)

Common stock held in treasury
Balance at beginning of year	(182,792)	(157,987)
Repurchases of common stock	(109,096)	(51,714)
Sales of common stock	0	0
Common stock issued to employees	21,398	10,817
Cancellation of common stock	111,941	89,916
Other net change in treasury stock	562	—

Balance at end of year	(157,987)	(108,968)

Total NHI shareholders’ equity

Balance at end of year	2,749,320	2,631,061

Noncontrolling interests
Balance at beginning of year	53,875	50,504
Net change during the year	(3,371)	(772)

Balance at end of year	50,504	49,732

Total equity

Balance at end of year	2,799,824	2,680,793

(1) In relation to Cumulative effect of change in accounting principle, please refer to section “ (7) Changes in Accounting Policies.”

(5) Consolidated Statements of Cash Flows

	Millions of yen
	For the year ended
	March 31, 2018	March 31, 2019
Cash flows from operating activities:
Net income (loss)	224,292	(94,711)
Adjustments to reconcile net income (loss) to Net cash used in operating activities :
Depreciation and amortization	71,579	57,924
Impairment of goodwill	—	81,372
(Gain) loss on investments in equity securities	(2,683)	6,983
Changes in operating assets and liabilities:
Time deposits	(100,642)	21,832
Deposits with stock exchanges and other segregated cash (2)	(72,069)	13,752
Trading assets and private equity investments (1)	(239,331)	925,384
Trading liabilities (1)	227,302	(143,141)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(453,239)	(3,274,866)
Securities borrowed, net of securities loaned	763,297	1,987,331
Other secured borrowings	79,121	1,198
Loans and receivables, net of allowance for doubtful accounts (1)	(1,006,580)	157,599
Payables (1)	209,460	(63,683)
Bonus accrual	(2,957)	(46,602)
Other, net	(143,240)	8,463

Net cash used in operating activities (2)	(445,690)	(361,165)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(285,161)	(319,090)
Proceeds from sales of office buildings, land, equipment and facilities	224,220	262,908
Payments for purchases of investments in equity securities	(61)	—
Proceeds from sales of investments in equity securities	932	519
Increase in loans receivable at banks, net	(105,387)	(74,048)
Decrease in non-trading debt securities, net	80,634	29,452
Other, net	28,651	(12,244)

Net cash used in investing activities	(56,172)	(112,503)

Cash flows from financing activities:
Increase in long-term borrowings	2,314,609	2,142,212
Decrease in long-term borrowings	(1,964,657)	(1,625,516)
Increase in short-term borrowings, net	215,001	85,900
Increase (decrease) in deposits received at banks, net	(13,254)	257,471
Proceeds from sales of common stock held in treasury	764	313
Payments for repurchases of common stock in treasury	(109,096)	(51,714)
Payments for cash dividends	(70,199)	(47,475)

Net cash provided by financing activities	373,168	761,191

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents (2)	(53,504)	44,741

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents (2)	(182,198)	332,264
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year (2)	2,537,066	2,354,868

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year (2)	2,354,868	2,687,132

(1) Due to changes in accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of amounts previously reported amounts have been made to conform to the current year presentation. See (7) Changes in Accounting Policies for further details.

(2) In accordance with Accounting Standards Update 2016-18 “Restricted Cash” which Nomura adopted on April 1, 2018, certain reclassification of amounts previously reported as cash, cash equivalents, restricted cash and restricted cash equivalents for the year ended March 31, 2018 have been made to conform to the current year presentation.

(6) Note with respect to the Assumption as a Going Concern

Not applicable.

(7) Changes in Accounting Policies

Revenue recognition

On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and replaced existing revenue recognition guidance with a new prescriptive model. As a result of this adoption based on the modified retrospective application, the beginning balance of Retained earnings has been adjusted.

Changes of offsetting of derivatives

Nomura collects and remits cash margin between its clients and central clearing houses in its execution and clearing services of exchange-traded derivative transactions. Cash margin collected from clients and remitted to central clearing houses was reflected on Nomura’s consolidated balance sheets. However, with effect from April 1, 2018, revisiting nature of the transactions, Nomura has revised its accounting policy for when such balances are recognized on Nomura’s consolidated group balance sheet and as a result, certain cash margin amounts held on behalf of clients as well as an equivalent amount reflecting the obligation to return such amounts to clients are no longer recognized on the balance sheet if certain criteria are met. Nomura has restated previously reported amounts of Receivables from other than customers decreased by 237.0 billion yen and Payables to other than customers decreased by 237.0 billion yen, respectively, to conform to the current presentation.

Daily variation margin for certain derivative transactions traded in Japan was reflected on Nomura’s consolidated balance sheets. However, from April 1, 2018, Nomura changed its accounting policy as a result of amendment of the rules of a specific central clearing house and daily variation margin is now off-balanced. Nomura has restated previously report amounts of Trading assets decreased by 4.9 billion yen, Receivables from other than customers decreased by 5.5 billion yen and Trading liabilities decreased by 10.4 billion yen respectively to conform to the current presentation.

Restricted Cash

On April 1, 2018, Nomura adopted Accounting Standards Update 2016-18 “Restricted Cash” As a result, restricted cash and restricted cash equivalents are now presented together with cash and cash equivalents in the consolidated statements of cash flows. Certain previously reported amounts in the statements of cash flows are reclassified in conformity with this change.

(8) Notes to the Consolidated Financial Statements

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended
	March 31, 2018 (A)	March 31, 2019 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	412,908	339,480	(17.8)
Asset Management	127,337	97,845	(23.2)
Wholesale	715,333	555,388	(22.4)

Subtotal	1,255,578	992,713	(20.9)
Other	239,493	131,261	(45.2)

Net revenue	1,495,071	1,123,974	(24.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,898	(7,204)	—

Net revenue	1,496,969	1,116,770	(25.4)

Non-interest expenses

Business segment information:
Retail	309,771	289,990	(6.4)
Asset Management	61,167	63,660	4.1
Wholesale	614,745	666,787	8.5

Subtotal	985,683	1,020,437	3.5
Other	183,128	134,034	(26.8)

Non-interest expenses	1,168,811	1,154,471	(1.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,168,811	1,154,471	(1.2)

Income (loss) before income taxes

Business segment information:
Retail	103,137	49,490	(52.0)
Asset Management	66,170	34,185	(48.3)
Wholesale	100,588	(111,399)	—

Subtotal	269,895	(27,724)	—
Other*	56,365	(2,773)	—

Income (loss) before income taxes	326,260	(30,497)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,898	(7,204)	—

Income (loss) before income taxes	328,158	(37,701)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended
	March 31, 2018 (A)	March 31, 2019 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(6,461)	1,800	—
Realized gain (loss) on investments in equity securities held for operating purposes	785	221	(71.8)
Equity in earnings of affiliates	34,248	32,532	(5.0)
Corporate items	(41,884)	(35,996)	—
Other	69,677	(1,330)	—

Total	56,365	(2,773)	—

Per share data

   Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2019	3,310,800,799

   Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2019	3,359,564,840

Significant Subsequent Events

Not applicable.

(9) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018(A)	March 31, 2019(B)
Revenue:
Commissions	90,968	85,324	101,655	95,366	79,456	74,783	72,715	66,115	(9.1)
Fees from investment banking	22,707	27,083	29,289	22,584	23,959	19,119	33,129	25,314	(23.6)
Asset management and portfolio service fees	58,343	61,212	63,767	62,294	62,981	62,740	60,591	59,207	(2.3)
Net gain on trading	120,467	88,391	87,725	146,302	71,887	75,752	96,947	98,378	1.5
Gain (loss) on private equity investments	359	(330)	(2,381)	1,483	553	321	461	(328)	—
Interest and dividends	134,392	141,612	161,445	148,226	169,590	188,703	214,542	204,129	(4.9)
Gain (loss) on investments in equity securities	62	3,060	4,532	(4,971)	2,092	(1,104)	(9,852)	1,881	—
Other	40,628	56,037	84,597	39,930	20,467	28,067	(11,133)	43,656	—

Total revenue	467,926	462,389	530,629	511,214	430,985	448,381	457,400	498,352	9.0
Interest expense	107,103	110,896	124,013	133,177	158,988	165,459	196,803	197,098	0.1

Net revenue	360,823	351,493	406,616	378,037	271,997	282,922	260,597	301,254	15.6

Non-interest expenses:
Compensation and benefits	136,249	122,035	131,372	140,985	127,700	125,800	118,928	124,637	4.8
Commissions and floor brokerage	23,775	25,242	25,252	25,599	20,935	19,579	23,821	18,302	(23.2)
Information processing and communications	44,569	47,263	49,049	43,900	40,961	40,515	41,756	43,633	4.5
Occupancy and related depreciation	17,056	17,209	16,805	16,825	16,376	16,464	15,852	16,248	2.5
Business development expenses	8,409	7,823	9,801	10,729	8,896	9,337	9,121	9,561	4.8
Other	53,322	48,882	53,584	93,076	43,486	70,760	127,283	64,520	(49.3)

Total non-interest expenses	283,380	268,454	285,863	331,114	258,354	282,455	336,761	276,901	(17.8)

Income (loss) before income taxes	77,443	83,039	120,753	46,923	13,643	467	(76,164)	24,353	—
Income tax expense	19,405	29,423	30,960	24,078	6,930	9,703	19,698	20,679	5.0

Net income (loss)	58,038	53,616	89,793	22,845	6,713	(9,236)	(95,862)	3,674	—

Less: Net income (loss) attributable to noncontrolling interests	1,182	1,766	1,831	170	1,490	1,997	(586)	2,830	—

Net income (loss) attributable to NHI shareholders	56,856	51,850	87,962	22,675	5,223	(11,233)	(95,276)	844	—

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	16.07	14.70	25.55	6.68	1.54	(3.31)	(28.52)	0.25	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	15.77	14.45	25.12	6.56	1.50	(3.32)	(28.52)	0.23	—

Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018(A)	March 31, 2019(B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	101,684	101,786	111,284	98,154	92,833	85,710	86,782	74,155	(14.6)
Asset Management	28,097	35,418	36,503	27,319	26,089	24,681	16,178	30,897	91.0
Wholesale	179,316	158,963	165,648	211,406	137,290	147,660	128,198	142,240	11.0

Subtotal	309,097	296,167	313,435	336,879	256,212	258,051	231,158	247,292	7.0
Other	51,707	52,610	89,023	46,153	13,738	25,982	39,397	52,144	32.4

Net revenue	360,804	348,777	402,458	383,032	269,950	284,033	270,555	299,436	10.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,716	4,158	(4,995)	2,047	(1,111)	(9,958)	1,818	—

Net revenue	360,823	351,493	406,616	378,037	271,997	282,922	260,597	301,254	15.6

Non-interest expenses

Business segment information:
Retail	76,792	76,239	79,997	76,743	72,909	73,494	72,733	70,854	(2.6)
Asset Management	14,527	14,950	15,671	16,019	15,806	15,768	15,617	16,469	5.5
Wholesale	153,963	141,980	151,602	167,200	144,714	142,745	224,073	155,255	(30.7)

Subtotal	245,282	233,169	247,270	259,962	233,429	232,007	312,423	242,578	(22.4)
Other	38,098	35,285	38,593	71,152	24,925	50,448	24,338	34,323	41.0

Non-interest expenses	283,380	268,454	285,863	331,114	258,354	282,455	336,761	276,901	(17.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	283,380	268,454	285,863	331,114	258,354	282,455	336,761	276,901	(17.8)

Income (loss) before income taxes

Business segment information:
Retail	24,892	25,547	31,287	21,411	19,924	12,216	14,049	3,301	(76.5)
Asset Management	13,570	20,468	20,832	11,300	10,283	8,913	561	14,428	—
Wholesale	25,353	16,983	14,046	44,206	(7,424)	4,915	(95,875)	(13,015)	—

Subtotal	63,815	62,998	66,165	76,917	22,783	26,044	(81,265)	4,714	—
Other*	13,609	17,325	50,430	(24,999)	(11,187)	(24,466)	15,059	17,821	18.3

Income (loss) before income taxes	77,424	80,323	116,595	51,918	11,596	1,578	(66,206)	22,535	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	19	2,716	4,158	(4,995)	2,047	(1,111)	(9,958)	1,818	—

Income (loss) before income taxes	77,443	83,039	120,753	46,923	13,643	467	(76,164)	24,353	—

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018(A)	March 31, 2019(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(654)	558	(8,019)	1,654	(13,807)	(16,018)	25,071	6,554	(73.9)
Realized gain (loss) on investments in equity securities held for operating purposes	43	344	374	24	45	7	106	63	(40.6)
Equity in earnings of affiliates	7,022	8,408	7,801	11,017	6,619	8,536	1,444	15,933	—
Corporate items	154	1,597	(3,386)	(40,249)	(2,482)	(23,719)	631	(10,426)	—
Other	7,044	6,418	53,660	2,555	(1,562)	6,728	(12,193)	5,697	—

Total	13,609	17,325	50,430	(24,999)	(11,187)	(24,466)	15,059	17,821	18.3

4.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2019_4q.pdf